Filed by Gaylord Entertainment Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Registration Statement No.: 333-108890

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

     This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

     This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders on October 13, 2003. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

     Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

     On November 4, 2003, Gaylord issued a press release which was furnished by Gaylord on Form 8-K and ResortQuest issued a press release which was furnished by ResortQuest on Form 8-K. The text of these press releases follows.

(GAYLORD LOGO)	INFORMATION FOR RELEASE

GAYLORD ENTERTAINMENT COMPANY REPORTS
THIRD-QUARTER 2003 RESULTS

GAYLORD HOTELS ADVANCE BOOKINGS PACING AHEAD OF 2002;
SHAREHOLDER VOTE TO APPROVE RESORTQUEST ACQUISITION SCHEDULED FOR NOV. 18;
LIQUIDITY ENHANCED WITH COMMITMENT FOR $65 MILLION REVOLVING CREDIT FACILITY

NASHVILLE, TENN. (Nov. 4, 2003) — Gaylord Entertainment Company (NYSE: GET) today reported its financial results for the third quarter of 2003.

For third-quarter 2003, consolidated revenues from continuing operations were $98.1 million, a decrease of 2.3% from $100.4 million in the same period last year. Consolidated operating loss for third-quarter 2003 was $7.9 million compared to operating income of $18.3 million in third-quarter 2002. Operating income for third-quarter 2002 includes a pre-tax gain of $20.0 million related to the Company’s sale of its interest in the Opry Mills shopping center. For third-quarter 2003, the Company recorded net income of $10.7 million, or $0.32 per diluted share, down from net income of $100.0 million, or $2.96 per diluted share, for third-quarter 2002. The third-quarter and year-to-date 2003 net income figures include an approximate $35.5 million after-tax gain from the sale of WSM-FM and WWTN-FM radio stations. Adjusted EBITDA(1) was $11.8 million in third-quarter 2003 compared to $16.0 million in the same quarter of 2002.

For the nine months ended Sept. 30, 2003, consolidated revenues from continuing operations were $318.0 million, an increase of 7.4% from $296.0 million in the same period last year. Consolidated operating loss for the first nine months of 2003 was $4.5 million compared to operating income of $11.4 million in the first nine months of 2002. Operating income for the first nine months of 2002 includes a $30.5 million pre-tax gain related to the Company’s sale of its interest in the Opry Mills shopping center. The Company had net income in the nine-month period ending Sept. 30, 2003, of $15.6 million, or $0.46 per diluted share. This compares to net income of $97.8 million, or $2.89 per diluted share, in the first nine months of 2002. Adjusted EBITDA for the first nine months of 2003 was $51.8 million compared to $39.8 million in the same period of 2002, an increase of 29.9%.

Commenting on the Company’s results, Colin Reed, president and chief executive officer of Gaylord Entertainment, said, “After the closing of the acquisition of ResortQuest International, we will have under our stewardship three nationally recognized brands — including Gaylord Hotels and the Grand Ole Opry — in the hospitality and entertainment segments and will be poised to accelerate growth and create additional value for our shareholders. These businesses all have significant potential to grow on their own. In addition, we will actively cultivate the cross-marketing opportunities that exist among them. As we develop these brands more fully and cross-market them to our large customer base, we expect to grow our cash flow significantly.”

SEGMENT OPERATING RESULTS

HOSPITALITY

Consistent with the Company’s expectations and as discussed in the second-quarter 2003 earnings call, Hospitality revenue per available room(2) (“RevPAR”) and total revenue per available room(3) declined during the third-quarter 2003 due to both a customer mix shift, and accommodations to groups needing to move their meetings from third-quarter 2003 to 2004. As a result, RevPAR decreased 3.3% to $93.90 in third-quarter 2003 compared to third-quarter 2002. Occupancy rose 1.4 percentage points to 70.5% while average daily rate (“ADR”) declined $7.36 to $133.26. In addition, total revenue per available room, which includes items such as food and beverage, decreased 2.8% to $196.07 in third-quarter 2003 compared to third-quarter 2002. Hospitality revenues were $82.8 million in third-quarter 2003, a decrease of 2.7% over third-quarter 2002. Hospitality operating income was $1.9 million in third-quarter 2003 compared to an operating income of $6.6 million for third-quarter 2002.

Hospitality Adjusted EBITDA was $18.7 million for third-quarter 2003, a decrease of $2.7 million over the same period last year. Hospitality Adjusted EBITDA margins decreased from 25.1% in third-quarter 2002 to 22.6% in third-quarter 2003 primarily due to a lower ADR and an unfavorable shift in customer mix, which resulted in lower food and beverage revenue per room. Pre-opening expenses were $3.3 million and $1.9 million for the third quarters of 2003 and 2002, respectively. Due to the effect of GAAP straight-line lease payment recognition on the Gaylord Palms ground lease, non-cash lease expense included in operating income was $1.6 million for third-quarter 2003 and third-quarter 2002.

At the property level, Gaylord Opryland Nashville generated RevPAR of $93.46 in third-quarter 2003 versus $96.71 in third-quarter 2002. Occupancy increased 2.0 percentage points to 70.7% while ADR decreased 6.1% from third-quarter 2002 to $132.25. Total revenue per available room was $186.45 in third-quarter 2003, an increase of 1.5% from the same period in 2002.

Gaylord Palms generated RevPAR of $103.00 in third-quarter 2003, a 3.5% decrease from $106.72 in the same period of 2002. Total revenue per available room at Gaylord Palms was $243.58 in third-quarter 2003, a 9.0% decrease from third-quarter 2002. The property achieved an improved occupancy rate during third-quarter 2003 of 70.0%, up from 68.6% in third-quarter 2002, which partially offset the impact of a 5.4% decrease in ADR. According to Smith Travel Research, Gaylord Palms posted a 124% and 119% fair share RevPAR index in third-quarter and year-to-date periods of 2003, respectively. Gaylord Palms’ year-to-date 2003 RevPAR ranks it No. 1 among its in-market competitive set of convention properties.

For third-quarter 2003, Gaylord Hotels recorded bookings of approximately 308,000 net definite room nights for all future periods with 37% of all large group bookings being rotational in nature as compared to 29% in the same period of 2002. Net room nights booked during the first nine months of 2003 were 21% greater than those booked during the same period of 2002. “The leading indicators for our business continue to strengthen. The number of advance booking contracts entered into this quarter, our exceptional customer service delivery and the significant presence of rotational bookings indicate that our focus on large group meetings is resonating with the meeting planner,” Reed said.

Customer satisfaction levels at both Gaylord Palms and Gaylord Opryland Nashville are now consistently meeting or exceeding internal benchmarks. In third-quarter 2003, employees at both properties achieved the highest tier of customer satisfaction incentive bonus payouts. These strong service levels and advance bookings indicate strong occupancies for future periods.

Both properties received a number of industry accolades during third-quarter 2003. Gaylord Opryland Nashville and Gaylord Palms were winners of Meetings and Conventions magazine’s “Gold Key” and “Gold Platter” awards for 2003. Both resorts also won Association Meetings’ Inner Circle Award, which is bestowed upon only 30 properties nationwide for delivering exceptional service, excellent room-rate value, flexible function space, and superior food and beverage quality.

Gaylord Opryland Texas Resort & Convention Center, which is scheduled to open in April 2004, has completed the assembly of its executive management team. The Company remains confident that the property will open on time and on budget. As of third-quarter 2003, the Company had invested approximately $330.3 million in cash on the project and expects to invest an additional $151.0 million to complete construction and open the project.

ATTRACTIONS

Attractions revenues were flat at $15.3 million in third-quarter 2003, compared to third-quarter 2002. Operating income in the Attractions segment was $0.8 million in third-quarter 2003 compared to operating income of $1.4 million in third-quarter 2002. Attractions Adjusted EBITDA decreased to $2.0 million in the latest quarter from $2.7 million in the same period last year.

Grand Ole Opry revenues increased modestly in third-quarter 2003 over the same period last year. The Grand Ole Opry continues to draw large audiences and is benefiting from extensive marketing efforts and expanded distribution avenues. Last month, the Company began its partnership with Great American Country network (GAC), which now broadcasts its popular show, Grand Ole Opry Live, six times weekly to a national cable audience. The Grand Ole Opry incurred nonrecurring consulting expenses in third-quarter 2003 related to the development of its merchandise program and its transition of cable distribution to GAC. The Company expects the Grand Ole Opry to benefit financially from these changes in future periods.

“Our strategy is to increase distribution of the Opry’s valuable content, which creates value for both the artists who play on the Opry stage and the millions of fans who experience the music around the world,” Reed said. “Moving Grand Ole Opry Live to GAC increases the frequency of overall and prime time television airings. In addition, America’s Grand Ole Opry Weekend can now be heard nationwide on approximately 205 radio stations and worldwide on the Armed Forces Radio Network. I am very pleased with the progress we have made on our various syndication and distribution agreements — particularly given one year ago the Opry’s radio distribution was limited to our single WSM-AM radio station.”

CORPORATE AND OTHER

Corporate and Other operating loss totaled $10.7 million for third-quarter 2003, compared to an operating income of $10.2 million for third-quarter 2002. The third-quarter 2002 operating income included an approximate $20.0 million gain related to the Company’s sale of its interest in the Opry Mills shopping center. Corporate and Other operating losses included non-cash and non-recurring charges of $1.8 million and $1.7 million for the third quarters of 2003 and 2002, respectively. These charges account for items such as depreciation, amortization and the non-cash portion of the Gaylord Entertainment Center naming-rights agreement expense.

PENDING RESORTQUEST INTERNATIONAL ACQUISITION

The Company’s announced acquisition of ResortQuest International is proceeding ahead of schedule. Gaylord has already received all necessary regulatory approvals, and both companies have scheduled shareholder votes for Nov. 18, 2003, to approve the transaction. The Company now expects this acquisition to close in fourth-quarter 2003. The acquisition of ResortQuest International will broaden Gaylord’s hospitality offering within the leisure market, and leverage Gaylord’s brand development expertise and multiple distribution channels.

LIQUIDITY

At Sept. 30, 2003, the Company had total long-term debt, including current portion of long-term debt, outstanding of $468.4 million and total unrestricted and restricted cash of $175.3 million.

The Company has received a commitment from certain of its bank lenders to provide a $65 million revolving credit facility following repayment of amounts outstanding under the Company’s current senior secured credit facility. It is expected that the revolving credit facility will be for a term of two-and-a-half years, and borrowings will bear interest at a rate of LIBOR plus 3.50% or prime rate plus 2.25%. The revolving credit facility is being arranged by Deutsche Bank Securities Inc. and Banc of America Securities LLC. Effectiveness of the revolving credit facility, which will replace the Company’s existing $25 million revolving credit facility, is subject to customary closing conditions.

The Company expects to exercise the first of the two one-year extension options on its $201.2 million senior loan to extend beyond the stated maturity date of March 31, 2004.

“Our recently announced financing transactions provide us with increased liquidity and a flexible capital structure,” said David Kloeppel, chief financial officer of Gaylord Entertainment. “We are now better positioned to capitalize on growth opportunities that fit within our strategic plans.”

OUTLOOK

The following information is based on current information as of Nov. 4, 2003, and does not include any impact from the acquisition of ResortQuest. The Company does not expect to update guidance until next quarter’s earnings release; however, the Company may update its full business outlook or any portion thereof at any time for any reason.

Gaylord expects Hospitality segment RevPAR growth for 2003 to be within the previously guided range of 4%-5%. The Company expects Hospitality segment RevPAR and total revenue per available room to decline approximately 2%-3% in fourth-quarter 2003.

Capital expenditures are expected to be between $65 million and $70 million for fourth-quarter 2003, and between $230 million and $240 million for 2003.

The Company will provide more detailed guidance for the balance of 2003 and 2004, including the effects of the ResortQuest acquisition, following the closing of the ResortQuest acquisition.

Gaylord Entertainment will hold a conference call to discuss this release today at 10 a.m. EST. Investors can listen to the conference call over the Internet at www.gaylordentertainment.com. To listen to the live call, please go to the Investor Relations section of the Web site (Investor Relations\Investor Information\Web Casts and All Other Information) at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be made available shortly after the call and will run for 30 days.

ABOUT GAYLORD ENTERTAINMENT
Gaylord Entertainment (NYSE: GET), a leading hospitality and entertainment company based in Nashville, Tenn., owns and operates Gaylord Hotels branded properties, including Gaylord Opryland Resort & Convention Center in Nashville, Gaylord Palms Resort & Convention Center in Kissimmee, Fla., and the nearly completed Gaylord Opryland Texas Resort & Convention Center in Grapevine, Texas. The company’s entertainment brands and properties include the Grand Ole Opry and WSM-AM Radio, Radisson Hotel Opryland, Ryman Auditorium, General Jackson Showboat, Springhouse Golf Club and Wildhorse Saloon. For more information about the company, visit www.gaylordentertainment.com.

1 Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash lease and naming rights agreement expenses, as well as other unusual or non-recurring or non-cash items) is presented supplementally herein because the Company believes it allows for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions and without non-cash items and items that do not impact our ongoing operations such as pre-opening costs, restructuring charges, gains on the sale of assets, and impairment and other charges. The Company also believes Adjusted EBITDA provides an additional measure of its ability to service debt, fund capital expenditures and grow its business. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income, net income or cash from operations), nor should it be considered as an indicator of overall financial performance. Adjusted EBITDA does not fully consider the impact of investing or financing transactions, as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of results of operations. The Company’s method of calculating Adjusted EBITDA may be different from the method used by other companies and therefore comparability may be limited. A reconciliation of Adjusted EBITDA to net income or segment operating income is presented in the Supplemental Financial Results of this release.

2 The Company calculates revenue per available room (“RevPAR”) by dividing room sales for comparable properties by room nights available to guests for the period.

3 The Company calculates total revenue per available room by dividing the sum of room sales, food & beverage, and other ancillary services revenue for comparable properties by room nights available to guests for the period.

This press release contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new facilities, costs associated with developing new hotel facilities, the impact of the SEC investigation and other costs associated with changes to the Company’s historical financial statements, business levels at the Company’s hotels, risks associated with ResortQuest’s business and the Company’s ability to successfully integrate ResortQuest following its acquisition, the ability to complete potential divestitures successfully, the ability to consummate financing for new developments and the risk that the revolving credit facility will not be obtained on the terms described. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International Inc. Gaylord and ResortQuest have filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest have mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s Web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s Web site, Gaylord and ResortQuest using the contact information specified.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS
Unaudited
(In thousands, except per share data)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,

	2003	2002	2003	2002

Revenues	$98,101	$100,421	$317,951	$296,015
Operating expenses
Operating costs	63,527	59,380	191,933	188,888
Selling, general and administrative (a)	24,621	26,909	79,941	76,363
Preopening costs	3,283	1,867	7,111	7,946
Gain on sale of assets (b)	—	(19,962)	—	(30,529)
Restructuring charges, net (c)	—	—	—	50
Depreciation	13,235	12,984	39,661	39,237
Amortization	1,332	949	3,783	2,688

Operating income (loss)	(7,897)	18,294	(4,478)	11,372

Interest expense	(10,476)	(11,939)	(31,139)	(36,289)
Interest income	742	840	1,773	1,917
Unrealized gain (loss) on Viacom stock	(58,976)	(42,032)	(27,067)	(39,611)
Unrealized gain (loss) on derivatives	32,976	60,667	24,016	80,805
Other gains and (losses)	152	787	435	665

Income (loss) before provision (benefit) for income taxes, discontinued operations, and cumulative effect of accounting change	(43,479)	26,617	(36,460)	18,859

Provision (benefit) for income taxes	(19,072)	7,283	(15,974)	1,605

Income (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	(24,407)	19,334	(20,486)	17,254
Income from discontinued operations, net of taxes (d)	35,150	80,710	36,126	83,093
Cumulative effect of accounting change, net of taxes (e)	—	—	—	(2,572)

Net income	$10,743	$100,044	$15,640	$97,775

Basic net income (loss) per share:
Income (loss) from continuing operations	$(0.72)	$0.57	$(0.61)	$0.51
Income from discontinued operations, net of taxes	1.04	2.39	1.07	2.46
Cumulative effect of accounting change, net of taxes	—	—	—	(0.08)

Consolidated EPS	$0.32	$2.96	$0.46	$2.89

Fully diluted net income (loss) per share:
Income (loss) from continuing operations	$(0.72)	$0.57	$(0.61)	$0.51
Income from discontinued operations, net of taxes	1.04	2.39	1.07	2.46
Cumulative effect of accounting change, net of taxes	—	—	—	(0.08)

Consolidated diluted EPS	$0.32	$2.96	$0.46	$2.89

Weighted average common shares for the period:
Basic	33,849	33,769	33,818	33,759
Fully-diluted	33,885	33,772	33,840	33,800

(a)	Includes non-cash lease expense of $1,638 for the three months ended September 30, 2003 and 2002, and $4,914 for the nine months ended September 30, 2003 and 2002, related to the effect of recognizing the Gaylord Palms ground lease expense on a straight-line basis. Also includes a net charge of $3,346 for non-cash pension and post-retirement adjustments recorded in the first quarter 2002. And includes non-cash expense of $255 for the three months ended September 30, 2003 and 2002, and $765 and $819 for the nine months ended September 30, 2003 and 2002, respectively, related to the effect of recognizing the Naming Rights Agreement for the Gaylord Entertainment Center on a straight-line basis.

(b)	During the second quarter of 2002, the Company sold its partnership interest in Opry Mills and received approximately $30,850 in cash proceeds upon the disposition and deferred approximately $19,962 of the gain representing the present value of the continuing land lease interest between the Company and the Opry Mills partnership. During the third quarter of 2002, the Company sold its interest in the land lease and, during the third quarter of 2002, recognized the $19,962 deferred gain, net of certain transactions costs.

(c)	Includes a restructuring charges from continuing operations of $1,129 for the second quarter of 2002, offset by a reversal of prior years’ restructuring charges of $1,079 primarily related to entering into sub-lease agreements reducing the Company’s future expected payments.

(d)	During the third quarter of 2003, the Company sold WSM-FM and WWTN(FM) to Cumulus and recorded a pretax gain of approximately $54.6 million. This gain is recognized in discontinued operations.

(e)	For the nine months ended September 30, 2002, the cumulative effect of accounting change relates to the impairment of the goodwill associated with the Radisson Hotel at Opryland in relation to adopting SFAS No. 142. The goodwill impairment was $4,221, less taxes of $1,649.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)

	SEPTEMBER 30,	DECEMBER 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents — unrestricted	$24,772	$98,632
Cash and cash equivalent — restricted	150,543	19,323
Trade receivables, net	21,271	22,374
Current assets of discontinued operations	2,185	4,095
Deferred financing costs	29,462	26,865
Deferred income taxes	20,553	20,553
Other current assets	27,647	25,889

Total current assets	276,433	217,731
Property and equipment, net of accumulated depreciation	1,238,002	1,110,163
Goodwill	6,915	6,915
Intangible assets	1,970	1,996
Investments	482,012	509,080
Estimated fair value of derivative assets	200,274	207,727
Long-term deferred financing costs	78,177	100,933
Long-term assets of discontinued operations	8,398	13,328
Other long-term assets	22,370	24,323

Total assets	$2,314,551	$2,192,196

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$74,543	$8,526
Accounts payable and accrued liabilities	85,710	80,685
Current liabilities of discontinued operations	3,167	6,652

Total current liabilities	163,420	95,863
Secured forward exchange contract	613,054	613,054
Long-term debt	393,842	332,112
Deferred income taxes	246,962	244,372
Estimated fair value of derivative liabilities	17,177	48,647
Other long-term liabilities	70,981	67,895
Other long-term liabilities of discontinued operations	828	789
Minority interest of discontinued operations	2,019	1,885
Stockholders’ equity	806,268	787,579

Total liabilities and stockholders’ equity	$2,314,551	$2,192,196

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL RESULTS
Unaudited
(in thousands, except operating metrics)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,

	2003	2002	2003	2002

HOSPITALITY OPERATING METRICS Hospitality Segment
Occupancy	70.5%	69.1%	73.1%	67.2%
Average daily rate (ADR)	$133.26	$140.62	$142.86	$145.43
RevPAR	93.90	97.12	104.41	97.72
Total revenue per available room	196.07	201.68	217.50	197.76
Gaylord Opryland Nashville
Occupancy	70.7%	68.7%	72.2%	67.0%
Average daily rate (ADR)	$132.25	$140.78	$135.16	$140.09
RevPAR	93.46	96.71	97.64	93.83
Total revenue per available room	186.45	183.62	192.67	178.77
Gaylord Palms
Occupancy	70.0%	68.6%	76.2%	68.2%
Average daily rate (ADR)	$147.17	$155.54	$169.57	$170.66
RevPAR	103.00	106.72	129.28	116.41
Total revenue per available room	243.58	267.75	301.71	267.85
Nashville Radisson
Occupancy	70.7%	74.7%	66.5%	64.6%
Average daily rate (ADR)	$79.01	$75.63	$80.21	$77.63
RevPAR	55.83	56.49	53.31	50.12
Total revenue per available room	67.08	66.88	62.84	61.60

	$	MARGIN	$	MARGIN	$	MARGIN	$	MARGIN

ADJUSTED EBITDA RECONCILIATION:
Consolidated Revenue	$98,101	100.0%	$100,421	100.0%	$317,951	100.0%	$296,015	100.0%
Net income	$10,743	11.0%	$100,044	99.6%	$15,640	4.9%	$97,775	33.0%
Cumulative effect of accounting change, net of taxes	0	0.0%	0	0.0%	0	0.0%	2,572	0.9%
Income from discontinued operations, net of taxes	(35,150)	-35.8%	(80,710)	-80.4%	(36,126)	-11.4%	(83,093)	-28.1%
Provision (benefit) for income taxes	(19,072)	-19.4%	7,283	7.3%	(15,974)	-5.0%	1,605	0.5%
Other (gains) and losses	(152)	-0.2%	(787)	-0.8%	(435)	-0.1%	(665)	-0.2%
Unrealized (gain) loss on derivatives	(32,976)	-33.6%	(60,667)	-60.4%	(24,016)	-7.6%	(80,805)	-27.3%
Unrealized (gain) loss on Viacom stock	58,976	60.1%	42,032	41.9%	27,067	8.5%	39,611	13.4%
Interest expense, net	9,734	9.9%	11,099	11.1%	29,366	9.2%	34,372	11.6%

Operating income/(loss)	$(7,897)	-8.0%	$18,294	18.2%	($4,478)	-1.4%	$11,372	3.8%
Depreciation	13,235	13.5%	12,984	12.9%	39,661	12.5%	39,237	13.3%
Amortization	1,332	1.4%	949	0.9%	3,783	1.2%	2,688	0.9%
Restructuring charges, net	0	0.0%	0	0.0%	0	0.0%	50	0.0%
Noncash lease expense	1,638	1.7%	1,638	1.6%	4,914	1.5%	4,914	1.7%
Noncash naming rights for Gaylord Arena	255	0.3%	255	0.3%	765	0.2%	819	0.3%
Gain on sale of assets	0	0.0%	(19,962)	-19.9%	0	0.0%	(30,529)	-10.3%
Preopening costs	3,283	3.3%	1,867	1.9%	7,111	2.2%	7,946	2.7%
Pension charges, net of tax	—	0.0%	—	0.0%	—	0.0%	3,346	1.1%

Adjusted EBITDA	$11,846	12.1%	$16,025	16.0%	$51,756	16.3%	$39,843	13.5%

Hospitality segment Revenue	$82,797	100.0%	$85,066	100.0%	$272,502	100.0%	$245,834	100.0%
Operating income/(loss)	1,932	2.3%	6,640	7.8%	27,511	10.1%	10,028	4.1%
Plus: preopening costs	3,283	4.0%	1,867	2.2%	7,111	2.6%	7,946	3.2%
Plus: noncash lease expense	1,638	2.0%	1,638	1.9%	4,914	1.8%	4,914	2.0%
Plus: depreciation & amortization	11,833	14.3%	11,219	13.2%	34,991	12.8%	33,547	13.6%

Adjusted EBITDA	$18,686	22.6%	$21,364	25.1%	$74,527	27.3%	$56,435	23.0%

Attractions and Opry Group segment Revenue	$15,259	100.0%	$15,323	100.0%	$45,310	100.0%	$50,037	100.0%
Operating income/(loss)	825	5.4%	1,447	9.4%	(610)	-1.3%	2,400	4.8%
Plus: depreciation & amortization	1,215	8.0%	1,265	8.3%	3,851	8.5%	4,095	8.2%

Adjusted EBITDA	$2,040	13.4%	$2,712	17.7%	$3,241	7.2%	$6,495	13.0%

Corporate and Other segment Revenue	$45		$32		$139		$144
Operating income/(loss)	(10,654)		10,207		(31,379)		(1,056)
Plus: noncash naming rights for Gaylord Arena	255		255		765		819
Plus: pension charges	—				—		3,346
Plus: restructuring charges							50
Plus: depreciation & amortization	1,519		1,449		4,602		4,283
Less: gain on sale of assets			(19,962)				(30,529)

Adjusted EBITDA	(8,880)		(8,051)		(26,012)		(23,087)

INVESTOR RELATIONS CONTACTS:	MEDIA CONTACTS:
David Kloeppel, CFO	Jim Brown
Gaylord Entertainment	Gaylord Entertainment
(615) 316-6101	(615) 316-6302
dkloeppel@gaylordentertainment.com	jbrown@gaylordentertainment.com
~OR~	~OR~
Jason Morgan, VP Strategic Planning	Dan O’Connor
and Investor Relations	Sloane & Company
Gaylord Entertainment	(212) 446-1865
(615) 316-6561	doconnor@sloanepr.com
jmorgan@gaylordentertainment.com
~OR~
John Fernquest
Sloane & Company
(212) 446-1889
jfernquest@sloanepr.com

News Update

RESORTQUEST INTERNATIONAL ANNOUNCES THIRD QUARTER 2003 FINANCIAL RESULTS

Company Reports 3.7% Increase in RevPAU as Third Quarter Rebounds

Destin, FL, November 4, 2003 – ResortQuest International, Inc. (NYSE: RZT), the nation’s leading property manager of vacation condos, homes and villas, today announced financial results for the third quarter ended September 30, 2003.

Third Quarter Highlights

The following are operational highlights from the third quarter:

•	Revenue per available unit (“RevPAU”) comparisons increased 3.7% in the third quarter 2003 as compared to prior year.

•	Third quarter 2003 occupancy increased 2.8 percentage points over the prior year quarter.

•	The Hawaii market continued its strong rebound, evidenced by a 10.1% increase in gross lodging revenues driven by an 11.3 percentage point improvement in occupancy.

•	ResortQuest announced three new resort management agreements, two in southwest Florida and one in Telluride, Colorado.

•	Company launched its “Catch More Air” promotion in October designed to drive existing customers to ResortQuest’s winter destinations.

•	The previously announced acquisition of ResortQuest by Gaylord Entertainment Company (NYSE:GET) has received necessary regulatory approvals and both companies have scheduled special meetings of their shareholders for November 18, 2003 to vote on the transaction. The Company now expects the transaction to close in the fourth quarter of this year.

Third Quarter Results

ResortQuest reported revenues of $58.2 million for the third quarter of 2003, which are slightly higher than revenues of $58.0 million for the prior year third quarter. Included in both periods is other revenue from managed entities that primarily relates to reimbursed payroll expense and related benefits. The Company reported net income for the third quarter of 2003 of $3.2 million, compared to net income of $5.4 million in 2002. This translates to diluted earnings per share of $0.16 in the third quarter of 2003, as compared to diluted earnings per share of $0.28 in the third quarter of 2002. The number of ResortQuest diluted shares outstanding for the third quarter of 2002 and 2003 was 19.3 million and 19.4 million, respectively. Included in the third quarter of 2003 are $2.0 million of general and administrative expenses related to the Company’s relocation to Destin, Florida, and transaction costs associated with the Company’s pending acquisition by Gaylord Entertainment. Third quarter 2003 net income was also adversely impacted by a 51.6% increase in net interest expense over the comparable prior year period, primarily due to a 1.4% debt amendment fee agreed upon in the first quarter of 2003. Included in the third quarter of 2002 are $625,000 of general and administrative expenses associated with the Company’s evaluation of Gaylord Entertainment’s earlier proposal to acquire the Company during 2002 as discussed in detail in Gaylord Entertainment’s Form S-4, as filed with the Securities and Exchange Commission, in conjunction with its proposed acquisition of ResortQuest. The Company reported EBITDA(1) of $11.2 million in the third quarter of 2003 compared to $12.1 million in the third quarter of 2002, a 7.5% decline.

For the nine months ended September 30, 2003, total revenues declined 1.7% to $153.2 million. EBITDA for the nine-month period declined 14.8% to $21.8 million compared to $25.6 million in the first nine months of 2002. Net income for the nine-month period was $5.2 million, and diluted earnings per share was $0.27. Included in the nine months ended September 2003 are $2.7 million of general and administrative expenses related to the Company’s relocation to Destin, Florida, and transaction costs associated with the Company’s pending acquisition by Gaylord Entertainment. The first nine months of 2003 net income was also adversely impacted by a 41.6% increase in net interest expense over the comparable prior year period, primarily due to a 1.4% debt amendment fee agreed upon in the first quarter of 2003. Included in the nine months ended September 30, 2002 are $1.1 million of items that management considers as other charges comprised of $625,000 associated with the Company’s evaluation of Gaylord Entertainment’s earlier proposal to acquire the Company, $427,000 relating to a study to explore financing and strategic growth alternatives, and $75,000 for professional fees resulting from employee-related matters. Additionally, in the first quarter of 2002, the Company recorded, upon the adoption of a new accounting principle, an after-tax non-cash goodwill charge of $6.3 million related to its Desert resorts.

“The third quarter realized a rebound of our lodging business as occupancy and RevPAU trended upwards over the prior year,” said Jim Olin, President and Chief Executive Officer of ResortQuest. “Improved occupancy in Hawaii and strong average daily rate (“ADR”) in Northwest Florida were the primary growth drivers, and we are excited to see the early signs of a broad industry turnaround. Not including our relocation and Gaylord Entertainment transaction costs, we realized $13.2 million in Adjusted EBITDA, our strongest quarter since the third quarter of 2000. We also are currently forecasting significant improvement in RevPAU trends for the fourth quarter of 2003 as compared to prior year. We estimate company-wide RevPAU improvement in the 6-8% range for the fourth quarter of 2003.”

Third Quarter Operating Highlights

Total gross lodging revenues were $136.2 million for the third quarter of 2003, compared to $135.3 million in the third quarter of 2002, representing a 0.7% increase. Total occupancy for the quarter increased to 58.7% from 55.9% in the third quarter of 2002, while average daily rate for all lodging in the quarter decreased 1.3% to $161.58, as compared to $163.72 in 2002. During the quarter, the Beach resorts, which include the majority of the drive-to destinations, experienced a 2.8% decrease in gross lodging revenues to $84.8 million primarily driven by a 3% decline in units under management. The Hawaii resorts’ gross lodging revenues increased 10.1% to $41.8 million in the third quarter of 2003 from $38.0 million in the third quarter of 2002 as Hawaii continued to experience a strong rebound in occupancy levels. The Company experienced a 4.6% decline in the Mountain resorts’ gross lodging revenues primarily due to a 4.7% decrease in units under management, while its Desert properties recorded a slight increase in gross lodging revenues.

Balance Sheet

At September 30, 2003, the Company had $15.8 million in total cash and total debt of $83.9 million, which generated a debt to total capitalization of 39%. As of November 3, 2003, the Company had yet to draw on a $10 million working capital line of credit provided by Gaylord Entertainment in conjunction with its previously announced acquisition of ResortQuest.

Gaylord Entertainment Acquisition Update

The transaction has received necessary regulatory approvals, and both companies have scheduled special meetings of their shareholders for November 18, 2003 to vote on the transaction. The Company now expects the transaction to close in the fourth quarter of this year.

(1)	EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is presented as supplemental information in the discussion of operating results above and in the accompanied financial tables because the Company believes that analysis of EBITDA (a non-GAAP measure), along with other GAAP measurements, provides a more comprehensive representation of the Company’s financial performance. EBITDA is commonly used in the lodging industry as a measure of performance and as a basis for valuation of lodging companies. EBITDA should not be regarded as an alternative or replacement to any GAAP measurement of performance. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as presented by our Company may not be comparable to similar titles presented by other companies. See the following reconciliation of EBITDA to net income.

Reconciliation of Non-GAAP financial measures: (Dollars in thousands)

	Three Months Ended		Nine Months Ended

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2002	2003	2002	2003

Net Income	$5,440	$3,188	$3,981	$5,218
Depreciation	1,770	1,697	4,732	5,030
Interest and other expense, net	1,622	2,459	4,453	6,306
Income taxes	3,264	3,847	6,156	5,266
Change in acct principle, net	—	—	6,280	—

EBITDA	12,096	11,191	25,602	21,820
Corporate relocation expense	—	343	—	1,015
Gaylord Entertainment transaction costs	625	1,665	625	1,665
Employee matters	—	—	75	—
Financing and strategic growth alternatives	—	—	427	—

Adjusted EBITDA	$12,721	$13,199	$26,729	$24,500

About ResortQuest International

ResortQuest International, the first brand name “real-time” online booking service (www.resortquest.com) in vacation condominium and home rentals and sales, provides a one-stop resource in over 50 premier resort destinations in the U.S. and Canada. ResortQuest is the nation’s leading vacation rental property management company, based on a portfolio of approximately 20,000 vacation rental properties with a combined real estate value estimated in excess of $7.0 billion.

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of ResortQuest and its consolidated subsidiaries to differ materially from those expressed or implied by such forward looking statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially include the risks associated with obtaining the necessary consents and approvals and meeting the other conditions necessary to consummate the merger with Gaylord Entertainment Company, continued acceptance of the Company’s First Resort software, poor weather reducing the number of stays at Company managed facilities, the Company’s ability to meet its cash needs with available sources of cash, successful integration of additional acquired companies, factors affecting internal growth and management of growth, ResortQuest’s acquisition strategy and the availability of financing, the tour and travel industry, seasonality, quarterly fluctuations and general economic conditions, dependence on technology and travel providers, and other factors discussed from time-to-time in ResortQuest’s Securities and Exchange Commission reports, including its annual report on Form 10-K for the year ended December 31, 2002 and its Form 10-Q for the second quarter of 2003.

Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this filing will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by ResortQuest or any other person that the objectives and plans of the Company will be achieved. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or any other reason.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest have mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

###

Investor Relations Contacts:	Media Contacts:
ResortQuest International	Sloane & Company
Mitch Collins/David Selberg	Dan O’Connor
(850) 278-4000	(212) 446-1865

Sloane & Company
John Fernquest
(212) 446-1889

ResortQuest International, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended		Nine Months Ended

	Sept 30,	Sept 30,	Sept 30,	Sept 30,
(in thousands)	2002	2003	2002	2003

Revenues
Property management fees	$27,609	$27,506	$72,862	$70,242
Service fees	13,367	13,379	36,065	36,357
Real estate and other	7,420	7,176	19,858	18,526

	48,396	48,061	128,785	125,125
Other revenue from managed entities(1)	9,589	10,099	27,072	28,062

Total revenues	57,985	58,160	155,857	153,187
Operating expenses
Direct operating	22,996	22,736	64,220	64,472
General and administrative	13,304	14,134	38,963	38,833
Depreciation	1,770	1,697	4,732	5,030

	38,070	38,567	107,915	108,335
Other expenses from managed entities(1)	9,589	10,099	27,072	28,062

Total operating expenses	47,659	48,666	134,987	136,397

Operating income	10,326	9,494	20,870	16,790
Interest and other expense, net	1,622	2,459	4,453	6,306

Income before income taxes	8,704	7,035	16,417	10,484
Provision for income taxes	3,264	3,847	6,156	5,266

Income before the cumulative effect of a change in accounting principle	5,440	3,188	10,261	5,218
Cumulative effect of a change in accounting principle(2)	—	—	(6,280)	—

Net income	$5,440	$3,188	$3,981	$5,218

Earnings per share
Basic
Before cumulative effect of a change in accounting principle	$0.28	$0.17	$0.53	$0.27
Cumulative effect of a change in accounting principle	—	—	(0.32)	—

	$0.28	$0.17	$0.21	$0.27

Diluted
Before cumulative effect of a change in accounting principle	$0.28	$0.16	$0.53	$0.27
Cumulative effect of a change in accounting principle	—	—	(0.32)	—

	$0.28	$0.16	$0.21	$0.27

(1)	Other revenue and expenses from managed entities are included in our reported results in response to a recent FASB pronouncement. These costs relate primarily to reimbursed payroll costs and related benefits for managed entities where we are the manager. These costs primarily relate to our Hawaii resorts.

(2)	Beginning January 1, 2002, the Company adopted SFAS Nos. 141 and 142 as it relates to the accounting for goodwill and related amortization. In conjunction with the adoption of these pronouncements, the Company recorded a $6.3 million non-cash goodwill charge, net of a $1.9 million income tax benefit, related to its Desert resorts. Additionally, the Company has ceased recording amortization of all existing goodwill and any goodwill associated with future mergers and acquisitions.

ResortQuest International, Inc.
Performance Statistics
Total System(2)

	Three Months Ended				Nine Months Ended

	Sept. 30,	Sept. 30,			Sept. 30,	Sept. 30,
	2002	2003	Var		2002	2003	Var

Beach
Gross Lodging Revenues(1)	$87,258	$84,817	(2.8)%		$180,696	$173,249	(4.1)%
Occupancy	55.3%	54.0%	(1.3	) pts	53.0%	49.4%	(3.6	) pts
ADR	$217.27	$220.16	1.3%		$164.22	$170.48	3.8%
RevPAU	$120.26	$118.93	(1.1)%		$86.97	$84.28	(3.1)%
Total Units	9,361	9,077	(3.0)%		9,361	9,077	(3.0)%
Hawaii
Gross Lodging Revenues(1)	$37,952	$41,791	10.1%		$108,013	$115,341	6.8%
Occupancy	70.6%	81.9%	11.3	pts	72.5%	76.3%	3.8	pts
ADR	$113.57	$112.32	(1.1)%		$108.40	$113.44	4.6%
RevPAU	$80.13	$91.99	14.8%		$78.55	$86.56	10.2%
Total Units	5,508	5,209	(5.4)%		5,508	5,209	(5.4)%
Mountain
Gross Lodging Revenues(1)	$9,523	$9,081	(4.6)%		$47,247	$42,123	(10.8)%
Occupancy	33.5%	32.5%	(1.0	) pts	35.4%	31.1%	(4.3	) pts
ADR	$117.30	$118.36	0.9%		$178.13	$179.47	0.8%
RevPAU	$39.24	$38.42	(2.1)%		$63.09	$55.84	(11.5)%
Total Units	3,230	3,079	(4.7)%		3,230	3,079	(4.7)%
Desert
Gross Lodging Revenues(1)	$525	$531	1.1%		$5,238	$3,923	(25.1)%
Occupancy	24.7%	27.2%	2.5	pts	41.8%	35.8%	(6.0	) pts
ADR	$57.18	$59.06	3.3%		$111.55	$118.73	6.4%
RevPAU	$14.11	$16.05	13.7%		$46.68	$42.53	(8.9)%
Total Units	434	479	10.4%		434	479	10.4%
Total
Gross Lodging Revenues(1)	$135,258	$136,220	0.7%		$341,194	$334,636	(1.9)%
Occupancy	55.9%	58.7%	2.8	pts	55.8%	54.3%	(1.5	) pts
ADR	$163.72	$161.58	(1.3)%		$141.64	$145.44	2.7%
RevPAU	$91.45	$94.80	3.7%		$79.09	$79.02	(0.1)%
Total Units	18,533	17,844	(3.7)%		18,533	17,844	(3.7)%

(1)	Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)	Total system statistics include all exclusive managed contracts from the period under management through September 30, 2002 and September 30, 2003. Excluded from these statistics are non-exclusive management contracts which approximated 1,500 units as of September 30, 2002 and September 30, 2003. Also excluded from these statistics are owner use nights and renovation nights which were approximately 12.8% of gross available nights in the three months ended September 30, 2002, 11.6% of gross available nights in the three months ended September 30, 2003, 13.5% of gross available nights in the nine months ended September 30, 2002 and 13.4% of gross available nights in the nine months ended September 30, 2003.

ResortQuest International, Inc.
Performance Statistics
Same-Store(2)

	Three Months Ended				Nine Months Ended

	Sept. 30,	Sept. 30,			Sept. 30,	Sept. 30,
	2002	2003	Var		2002	2003	Var

Beach
Gross Lodging Revenues(1)	$86,790	$84,817	(2.3)%		$180,000	$173,249	(3.8)%
Occupancy	55.2%	54.0%	(1.2	) pts	53.0%	49.4%	(3.6	) pts
ADR	$218.61	$220.16	0.7%		$165.06	$170.48	3.3%
RevPAU	$120.65	$118.93	(1.4)%		$87.43	$84.28	(3.6)%
Total Units	9,281	9,077	(2.2)%		9,281	9,077	(2.2)%
Hawaii
Gross Lodging Revenues(1)	$37,952	$41,791	10.1%		$108,013	$115,341	6.8%
Occupancy	70.6%	81.9%	11.3	pts	72.5%	76.3%	3.8	pts
ADR	$113.57	$112.32	(1.1)%		$108.40	$113.44	4.6%
RevPAU	$80.13	$91.99	14.8%		$78.55	$86.56	10.2%
Total Units	5,508	5,209	(5.4)%		5,508	5,209	(5.4)%
Mountain
Gross Lodging Revenues(1)	$9,523	$9,081	(4.6)%		$47,247	$42,123	(10.8)%
Occupancy	33.5%	32.5%	(1.0	) pts	35.4%	31.1%	(4.3	) pts
ADR	$117.30	$118.36	0.9%		$178.13	$179.47	0.8%
RevPAU	$39.24	$38.42	(2.1)%		$63.09	$55.84	(11.5)%
Total Units	3,230	3,079	(4.7)%		3,230	3,079	(4.7)%
Desert
Gross Lodging Revenues(1)	$525	$531	1.1%		$5,238	$3,923	(25.1)%
Occupancy	24.7%	27.2%	2.5	pts	41.8%	35.8%	(6.0	) pts
ADR	$57.18	$59.06	3.3%		$111.55	$118.73	6.4%
RevPAU	$14.11	$16.05	13.7%		$46.68	$42.53	(8.9)%
Total Units	434	479	10.4%		434	479	10.4%
Total
Gross Lodging Revenues(1)	$134,790	$136,220	1.1%		$340,498	$334,636	(1.7)%
Occupancy	55.8%	58.7%	2.9	pts	55.9%	54.3%	(1.6	) pts
ADR	$164.07	$161.58	(1.5)%		$141.93	$145.44	2.5%
RevPAU	$91.52	$94.80	3.6%		$79.28	$79.02	(0.3)%
Total Units	18,453	17,844	(3.3)%		18,453	17,844	(3.3)%

(1)	Lodging revenues are in thousands and represent the total rental charged to property rental customers. Our revenue represents from 3% to over 40% of the lodging revenues based on the services provided by us.

(2)	For better comparability, the above statistics exclude all non-exclusive management contracts as well as all properties that were not part of ResortQuest for both time periods, which approximated 1,500 units as of September 30, 2002 and September 30, 2003. Also excluded from these statistics are owner use nights and renovation nights which were approximately 12.8% of gross available nights in the three months ended September 30, 2002, 11.6% of gross available nights in the three months ended September 30, 2003, 13.5% of gross available nights in the nine months ended September 30, 2002 and 13.4% of gross available nights in the nine months ended September 30, 2003.